Exhibit 4.7

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

NexGen Energy Ltd. (the “Company” or “NexGen”)

Suite 3150, 1021 West Hastings Street

Vancouver, BC V6E 0C3

Item 2	Dates of Material Change

October 1 and 2, 2025

Item 3	News Release

On October 1 and 2, 2025, the Company issued news releases reporting the material change through the facilities of Newsfile Corp.

Item 4	Summary of Material Change

On October 1, 2025, the Company announced that it launched an equity financing comprising: (a) an agreement with a syndicate of underwriters (the “North American Underwriters”) led by Merrill Lynch Canada Inc. under which the North American Underwriters have agreed to buy on a bought deal basis 33,112,583 common shares of the Company (the “North American Common Shares”) at a price of $12.08 per Common Share (the “Offering Price”) for gross proceeds of approximately C$400 million (the “North American Offering”); and (b) an underwriting agreement with Aitken Mount Capital Partners Pty Ltd (ABN 39 169 972 436) (the “Australian Underwriter”) under which the Australian Underwriter has agreed to fully underwrite an offering of 30,534,351 common shares of the Company, to be settled in the form of Australian CHESS Depositary Interests, at the Offering Price for gross proceeds of approximately AUD$400 million (the “Australian Offering”). In accordance with a separate appointment letter, Canaccord Genuity (Australia) Limited (the “Australian JLM”) will jointly lead manage and bookrun (but not underwrite) the Australian Offering.

On October 2, 2025, the Company announced an upsize in the Australian Offering. Pursuant to an amended and restated underwriting agreement with the Australian Underwriter, the Australian Underwriter has agreed to fully underwrite an offering of 45,801,527 common shares of the Company (the “Australian Common Shares”) at the Offering Price for gross proceeds of approximately AUD$600 million (the “Upsized Australian Offering”). In accordance with a separate amended and restated appointment letter, the Australian JLM acted as joint lead manager and bookrunner to the Upsized Australian Offering.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On October 1, 2025, the Company announced that it launched an equity financing comprising: (a) an agreement with the North American Underwriters led by Merrill Lynch Canada Inc. under which the North American Underwriters have agreed to buy on a bought deal basis 33,112,583 common shares of the Company at the Offering Price for gross proceeds of approximately C$400 million; and (b) an underwriting agreement with Aitken Mount Capital Partners Pty Ltd (ABN 39 169 972 436) under which the Australian Underwriter has agreed to fully underwrite an offering of 30,534,351 common shares of the Company, to be settled in the form of Australian CHESS Depositary Interests, at the Offering Price for gross proceeds of approximately AUD$400 million. In accordance with a separate appointment letter, Canaccord Genuity (Australia) Limited will jointly lead manage and bookrun (but not underwrite) the Australian Offering. The Australian Offering will be conducted in Australian dollars at the Bloomberg exchange rate at the time of announcement as quoted on October 1, 2025 (C$1.00 = A$1.0850).

On October 2, 2025, the Company announced an upsize in the Australian Offering. Pursuant to an amended and restated underwriting agreement with the Australian Underwriter, the Australian Underwriter has agreed to fully underwrite an offering of 45,801,527 common shares of the Company at the Offering Price for gross proceeds of approximately AUD$600 million. In accordance with a separate amended and restated appointment letter, the Australian JLM acted as joint lead manager and bookrunner to the upsized Australian Offering. The Upsized Australian Offering will be conducted in Australian dollars at the Bloomberg exchange rate at the time of announcement as quoted on October 1, 2025 (C$1.00 = A$1.0850). The Company confirms that the bookbuild for the Upsized Australian Offering has successfully closed.

The North American Common Shares will be offered by way of a short form prospectus (the “Prospectus”) in all provinces and territories of Canada, other than Quebec, and will be offered in the United States pursuant to a prospectus filed as part of a registration statement under the Canada/U.S. multi-jurisdictional disclosure system. A registration statement on Form F-10, including the U.S. preliminary prospectus (together with any amendments thereto, the “Registration Statement”), registering the North American Common Shares under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) has been filed with the United States Securities and Exchange Commission (the “SEC”) but has not yet become effective. The preliminary Prospectus and Registration Statement are subject to completion and amendment. Such documents contain important information about the North American Offering.

The Australian Common Shares will be issued without disclosure under the Australian Corporations Act 2001 (Cth) to “sophisticated investors” and “professional investors” (within the meaning of sub-sections 708(8) and 708(11) of the Australian Corporations Act) and investors in other jurisdictions that may lawfully participate.

2

The completion of the North American Offering is not conditional upon the completion of the Upsized Australian Offering and the completion of the Upsized Australian Offering is not conditional upon the completion of the North American Offering, and the North American Underwriters have no obligations or liability with respect to the Upsized Australian Offering and the Australian Underwriter and the Australian JLM have no obligations or liability with respect to the North American Offering.

Additional Information

A copy of the “Key Terms of the Offering” included in the Company’s ASX notice providing further information regarding the Australian Offering and the North American Offering, which will be filed with the Australian Securities and Investments Commission, is attached hereto as Schedule A and Schedule B.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts otherwise required to be disclosed in this report have been omitted.

Item 8	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted respecting the change:

Leigh Curyer

Chief Executive Officer

Phone: (604) 428-4112

Email: lcuryer@nxe-energy.ca

Item 9	Date of Report

October 9, 2025

3

SCHEDULE A

Annexure —Key Terms of the Australian Offering

The Australian Offering is being conducted pursuant to an amended and restated underwriting agreement between the Company and the Australian Underwriter, recording (among other things) the terms of the Australian Offering and the Australian Underwriter’s obligations in respect of the Australian Offering (the “Australian Underwriting Agreement”).

Pursuant to a separate appointment letter between the Company and the Australian JLM, the Australian JLM has agreed to jointly lead manage the Australian Offering and provide settlement support with respect to the Australian Common Shares (the “Australian JLM Agreement”).

The Australian Underwriting Agreement is on terms customary for an agreement of this nature, the key terms of which (being the key terms of the Australian Offering) are summarised below. The Australian JLM Agreement provides that this agreement will terminate of the Australian Underwriting Agreement is terminated.

1.	Termination Events

The Australian Underwriter may terminate the Australian Underwriting Agreement if any one or more of the following events occurs:

(a)	(listing) ASX, TSX or NYSE announces that NexGen will be removed from the official list or that any shares or CDIs quoted or trading on these exchanges will be delisted or suspended for any reason;

(b)	(market fall) The S&P 500 Index closes 15% (or more) below the level of the index immediately prior to entry into the Australian Underwriting Agreement;

(c)	(disclosure deficiency) any Australian Offering materials include content that is materially:

(i)	misleading or deceptive or likely to materially mislead or deceive; or

(ii)	adverse from the point of view of an investor;

(d)	(proceedings) either:

(i)	there is an application to a Government Agency (excluding ASIC) for an order, declaration or other remedy; or

(ii)

a Government Agency commences, or threatens commencement of, an investigation or hearing in respect of the Australian Offering that it is reasonably likely to succeed and have a materially adverse effect on NexGen, the Australian Offering or its shares;

(e)	(regulatory action) ASIC:

(i)	makes, or threatens to make, an application for an order under Part 9.5 of the Corporations Act related to the Australian Offering;

(ii)	commences, or conveys its intention to commence, an investigation or hearing related to the Australian Offering; or

(iii)	otherwise issues, or threatens to issue, proceedings, inquiries or investigations in relation to the Australian Offering;

(f)

(quotation) ASX does not, or states that it will not, agree to grant official quotation of all of the Australian Common Shares (in the form of CDIs) on an unconditional basis (or subject to conditions which will not have a material effect on the Australian Offering);

(g)	(unable to issue Australian Common Shares) NexGen is unable to issue the Australian Common Shares by the time required in the Australian Underwriting Agreement;

(h)	(prosecution) any of the following occurs:

(i)	a director or the Chief Executive Officer, Chief Commercial Officer or the Chief Financial Officer of NexGen is charged with an indictable offence;

(ii)	any regulatory body commences any public action against a director of NexGen in his or her capacity as such or announces that it intends to take any such action; or

(iii)	any director of NexGen is disqualified from managing a corporation under the Corporations Act.

(i)	(timetable) the timetable for the Australian Offering, as set out in the Australian Underwriting Agreement, is delayed by 2 business days or more without the Australian Underwriter’s consent;

(j)

(debt covenants) NexGen breaches a covenant under any material debt or financing arrangement, or commits an event of default under such debt or arrangement which entitles a financier to accelerate the debt, and the foregoing has an adverse effect on the NexGen group;

(k)

(force majeure) an event, occurrence or non-occurrence, or development of an existing event, occurrence or non-occurrence, makes it illegal for the Lead Manager to satisfy an obligation under this Australian Underwriting Agreement, or to market, promote or settle the Australian Offering;

(l)	(fraud) NexGen or any of its directors or officers engage in any fraudulent conduct or activity, whether or not in connection with the Australian Offering;

(m)	(withdrawal) NexGen withdraws the Australian Offering; or

(n)	(insolvency) an insolvency event occurs in respect of NexGen or any member of the NexGen group.

The Australian Underwriter may terminate the Australian Underwriting Agreement if any one or more of the following occurs and such event, matter or circumstance has, or is likely to have, a material adverse effect on the financial position or prospects of the Company; or the outcome or success of the Australian Offering; or the market price of, or ability to settle, the Australian Offering; or leads to a contravention by, or liability of, the Australian Underwriter under applicable law:

(o)	(breach) NexGen is in breach of any terms of the Australian Underwriting Agreement or any representation or warranty given by NexGen under it becomes incorrect, untrue or misleading;

(p)

(due diligence) there is an omission from, or misstatement relating to, any completed due diligence questionnaire, management meeting or information delivered by or on behalf of NexGen to the Australian Underwriter;

(q)	(change in laws) either:

(i)

there is introduced, or there is a public announcement of a proposal to introduce, a new law into the Parliament of Australia or any State or Territory Parliament in Australia, Canada or the United States (including any provinces or states); or

(ii)	the central bank of Australia, Canada or the United States (or any authority of these jurisdictions) adopts or announces a proposal to adopt a new policy;

(r)	(change in senior management) there is a change to the Chief Executive Officer, Chief Financial Officer or the board of directors of NexGen;

(s)	(compliance with laws) NexGen contravenes a law or the Australian Offering fails to comply with the applicable law, the ASX Listing Rules or NexGen’s constituent documents;

(t)	(banking disruption) there is:

(i)

a suspension or material limitation in trading in securities generally on ASX, TSX, NYSE or LSE or a material disruption in commercial banking securities or settlement or clearance services in in Australia, Canada, New Zealand, the United States, Hong Kong, Singapore or the United Kingdom;

(ii)

there is an adverse change or disruption to the existing financial markets, political or economic conditions (to the extent not existing or announced as at the date of the Placement Agreement) in Australia, Canada, New Zealand, the United Sates, Hong Kong, Singapore or the United Kingdom; or

(iii)	a general moratorium on commercial banking activities in Australia, Canada, New Zealand, the United Sates, Hong Kong, Singapore or the United Kingdom is declared.

(u)

(hostilities) hostilities not existing at the date of the Australian Underwriting Agreement commence (whether war has been declared or not) or a major escalation in existing hostilities occurs (whether war has been declared or not) involving any one or more of Australia, New Zealand, Canada the United States, Japan, South Korea, the Democratic People’s Republic of Korea, a member state of the European Union, United Kingdom or the People’s Republic of China, Russia or Israel or a state of emergency is declared by, or a significant terrorist attack is perpetrated on, any of those countries;

(v)

(new circumstances) a new circumstance, that would be adverse from the point of view of an investor, arises that would have been required to be disclosed in the Australian Offering materials, had it arisen before the Australian Offering materials were lodged with ASX;

(w)

(issuer information) NexGen’s most recent annual information form, annual and interim management discussion and analysis and financial statements, annual proxy materials or subsequent public information releases includes a statement which is or becomes misleading or deceptive, or likely to mislead or deceive;

(x)

(change of control) a plan of arrangement or reconstruction is announced by NexGen, or another offer to security holders is announced by another person, which if implemented, may result in a person and their associates acquiring a 50% or more interest in NexGen; or

(y)	(statements of opinions and belief) any Australian Offering materials include a statement of opinion or belief not truly or honestly held or for which there are no reasonable grounds to make.

2.	Representations and Warranties

NexGen has given customary representations, warranties and undertakings in respect of the Australian Offering to the Australian Underwriter and an indemnity to the Australian Underwriter and their respective affiliates subject to certain customary carve-outs.

3.	Adviser Fees

NexGen has agreed to pay the Australian Underwriter and the Australia JLM a fee, in aggregate, equal to 4% of the gross proceeds of the Australian Offering.

SCHEDULE B

Annexure —Key Terms of the North American Offering

The North American Offering is to be conducted pursuant to an underwriting agreement, to be entered into between NexGen and the North American Underwriters, recording (among other things) the terms of the North American Offering and the Noth American Underwriters’ obligations in respect of the North American Offering (the “North American Underwriting Agreement”).

The North American Underwriting Agreement will be on terms customary for an agreement of this nature, the key anticipated terms of which (being the key terms of the North American Offering) are summarised below.

1.	Termination Events

The North American Underwriters may terminate the North American Underwriting Agreement if any one or more of the following events occurs:

(a)	(material change) any of the following occurs:

(i)

there is a material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities, capital or control of NexGen or a change in any material fact; or

(ii)	the North American Underwriters become aware of any undisclosed material information,

which in the opinion of the North American Underwriters, acting reasonably, could be expected to have a material adverse effect on the market price or value of the North American Common Shares;

(b)

(financial markets) the occurrence of an event or any new law or regulation or a change thereof or other occurrence of any nature whatsoever which, in the opinion of an North American Underwriters, acting reasonably, seriously adversely effects or is expected to seriously adversely effect financial markets in Canada or the United States generally or the business, operations, assets, liabilities (contingent or otherwise), capital or control of NexGen;

(c)

(proceedings) the occurrence, commencement, announcement or threat of any inquiry, action, suit, investigation or other proceeding or any order or ruling in Canada or the United States, which in the reasonable opinion of the Underwriters would be expected to restrict or materially effect the trading in, distribution of, or the market price or value of the shares offered under the North American Offering; or

(d)	(breach) NexGen is in breach of any term, condition or covenant of the North American Underwriting Agreement or any representation or warranty given by NexGen under it becomes false.

2.	Representations and Warranties

NexGen will give customary representations, warranties and undertakings in respect of the North American Offering to the North American Underwriters and an indemnity to the North American Underwriters and their respective affiliates, subject to certain customary carve-outs.

3.	Adviser Fees

NexGen will pay the North American Underwriters a fee, in aggregate, equal to 5% of the gross proceeds of the North American Offering.